UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	27 July 2021

Release Number	10/21

Recommended all-cash offer for Noront Resources Limited

Today, BHP Lonsdale Investments Pty Ltd (BHP Lonsdale), a wholly-owned subsidiary of BHP Group Limited, announced that BHP Western Mining Resources International Pty Ltd (BHP WMR), a wholly-owned subsidiary of BHP Lonsdale, has made a recommended all-cash offer to acquire all of the issued and outstanding common shares of Noront Resources Limited (Noront) for C$0.55 per share in cash.

BHP Lonsdale, BHP WMR and Noront have entered into a definitive support agreement, whereby Noront has agreed to, among other things, support the takeover-bid by BHP WMR.

Noront is a Canadian based mining company, listed on the TSX Venture Exchange. It is focused on the development of its high-grade Eagle’s Nest nickel, copper, platinum and palladium deposit and chromite deposits including Blackbird, Black Thor, and Big Daddy, all of which are located in the James Bay Lowlands of Ontario in an emerging metals district known as the Ring of Fire.

Further information on the offer is in the attached document.

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia Follow us on social media

July 27, 2021

BHP makes recommended all-cash offer of C$0.55 per share for Noront

Noront Board recommends shareholders accept the offer

•

Consideration of C$0.55 per share represents a 129% premium to Noront’s unaffected closing price on May 21, 2021 and a 69% premium to Noront’s closing price on July 26, 2021, the last trading day prior to announcing this transaction.

•	The members of the Noront Board who voted on the matter unanimously recommend shareholders accept the offer.

•

Noront directors and senior management and a major shareholder holding an aggregate of 9.9% of the Noront shares on a fully diluted basis[1] have agreed to tender all of their Noront shares to the offer.

•

Noront represents a growth opportunity in a prospective nickel basin capable of delivering a scalable, new nickel-sulphide district and provides the BHP group with more growth options in future facing commodities.

•

With proven expertise and capabilities in both exploration and bringing complex base metals projects into production, the BHP group is well positioned to advance Noront’s Ring of Fire projects through the next stages of development.

•	To tender your shares contact your broker or Kingsdale Advisors. Contact information is included below.

Toronto, Ontario/Melbourne, Victoria – BHP Lonsdale Investments Pty Ltd (“BHP Lonsdale”), a wholly owned subsidiary of BHP, and Noront Resources Ltd. (TSXV: NOT) (“Noront” or the “Company”) today announced that they have entered into a definitive Support Agreement pursuant to which BHP Western Mining Resources International Pty Ltd (the “Offeror”), a wholly-owned subsidiary of BHP Lonsdale, will make a take-over bid to acquire all of the issued and outstanding common shares of Noront for C$0.55 per share in cash (the “Offer”). BHP Lonsdale owns 3.7% of the Noront shares on a fully diluted basis. The total equity value of the transaction is C$325 million (based on 100% of the fully diluted shares outstanding). The members of the Board of Directors of Noront who voted on the matter unanimously recommend that Noront shareholders tender their shares to accept the Offer.

The cash consideration of C$0.55 per share represents a premium of 129% to Noront’s unaffected closing price of C$0.24 on May 21, 2021, the last trading day prior to the date that Wyloo Metals Pty Ltd. (“Wyloo”) first publicly announced its intention to make an offer for Noront, and a 69% premium to Noront’s closing price of C$0.325 on July 26, 2021, the last trading day prior to the announcement of this transaction. In addition, the C$0.55 per share Offer price is C$0.235 per share, or 75%, higher than the C$0.315 per share proposed by Wyloo in its announcement on May 25, 2021.

Noront CEO, Alan Coutts: “This transaction provides a significant premium to Wyloo’s indicative offer, and crystallizes immediate and certain value through an all-cash offer. After careful consideration, Noront’s Board of Directors, with input from its financial and legal advisors and the Special Committee, determined this offer is in the best interests of the company and shareholders. BHP has the financial strength, world-class mining expertise, and commitment to work in partnership with stakeholders to advance Eagle’s Nest and the Ring of Fire, which has the potential to deliver benefits to local communities, First Nations, and Ontario for years to come.”

[1]	References to fully diluted shares in this press release assume all outstanding convertible loans, warrants, options and share awards are converted into shares.

BHP Chief Development Officer, Johan van Jaarsveld: “We are pleased that the Noront board has seen the value in our offer and has recommended it to its shareholders. This is a win-win for both BHP and Noront shareholders. For BHP, the acquisition of Noront presents a world-class growth option, in a key future-facing commodity. The highly prospective Eagle’s Nest nickel project provides an excellent platform from which to develop further opportunities in Ontario’s Ring of Fire. For Noront shareholders, this offer recognizes and realizes the full value of Noront’s portfolio, delivering guaranteed shareholder returns in the near term. We are excited to bring our mining expertise and capabilities to develop these long-term opportunities. We look forward to working in constructive partnerships with First Nations peoples, government and communities to realize the untapped potential of these important resources.”

Reasons to accept the Offer

•

Compelling premium. The Offer represents a 69% premium to the closing price of C$0.325 per Noront share on the TSXV on July 26, 2021 (the last trading day prior to the announcement of the Offer) and a 129% premium to the closing price of C$0.24 per Noront share on the TSXV on May 21, 2021 (the last trading day prior to the announcement by Wyloo of its intention to make an offer to acquire the Noront shares). The Offer represents a 75% premium to Wyloo’s proposed offer price of C$0.315 per share.

•

Liquidity and certainty of value. The Offer immediately crystalizes full and certain value by providing for 100% cash consideration for the Noront shares, giving depositing shareholders certainty of value and immediate liquidity while removing financing, market, regulatory and execution risks to shareholders. Shareholders who deposit their Noront shares under the Offer will have the opportunity to realize cash proceeds and certainty of value for their shares.

•

Unanimous recommendation of the Noront Board. The members of the Noront Board of Directors who voted on the matter have, after consultation with the Board’s financial and legal advisors and the Special Committee of the Board, UNANIMOUSLY DETERMINED that the Offer is in the best interests of Noront and the Offer price is fair, from a financial point of view, to Noront shareholders and, accordingly, UNANIMOUSLY RECOMMENDED that shareholders ACCEPT the Offer and DEPOSIT their Noront shares under the Offer.

•

Support of shareholders. Certain Noront shareholders, including certain directors and each officer of Noront, have entered into lock-up agreements pursuant to which they have agreed to deposit under the Offer all Noront shares held or to be acquired by them pursuant to the exercise of options or share awards, representing in the aggregate approximately 9.9% of the issued and outstanding Noront shares on a fully-diluted basis, subject to certain terms and conditions of such agreements.

•

Minimum tender condition. In order for Noront shareholders to be able to receive the Offer price for their shares, more than 50% of the outstanding Noront shares not beneficially owned or controlled by BHP Lonsdale, the Offeror or any other person acting jointly or in concert with the Offeror must be deposited under the Offer prior to the expiry of the initial deposit period. Shareholders increase the likelihood of receiving the Offer price by depositing their shares under the Offer prior to the expiry of the initial deposit period.

•

Project execution and development risk. BHP Lonsdale believes that the Offer provides Noront shareholders with the value inherent in Noront’s portfolio of projects, including the Eagle’s Nest project, without the long-term risks associated with the development and execution of those projects. Given the relatively early stage of Noront’s projects, it will be several years before the Eagle’s Nest project or other projects in the portfolio reach commercial production, if at all.

•

Significant growth funding required. Noront’s development and exploration projects have significant funding requirements to bring them to the production stage. Noront currently has limited cash to fund the necessary capital projects and near-term debt maturities, which will be a further drain on cash. Equity financing sufficient to repay debt and fund the progress of Noront’s business plan, if available, may be significantly dilutive to Noront shareholders.

•

Search for the best alternative. Following Wyloo’s announcement on May 25, 2021 of its intention to make an offer for the Noront shares, the Special Committee had the opportunity to consider strategic alternatives available to Noront, including, among other alternatives, maintaining the status quo as a publicly-traded company, and the Special Committee and the Noront Board ultimately determined on July 26, 2021 to support the Offer.

•

TD Securities fairness opinion. TD Securities Inc. provided the Noront Board of Directors with a verbal opinion to the effect that, as of the date of such opinion, subject to the assumptions, limitations, and qualifications which will be set out in the written opinion, the Offer is fair, from a financial point of view, to Noront shareholders (other than BHP Lonsdale and its affiliates).

•

Stifel independent fairness opinion. Stifel Nicolaus Canada Inc. (“Stifel”), who is also acting as independent valuator engaged to prepare a formal valuation of the Common Shares in connection with the proposed Wyloo bid, provided the Special Committee and the Noront Board of Directors with a verbal opinion to the effect that, as of the date of such opinion, subject to the assumptions, limitations, and qualifications which will be set out in the written long form opinion, the Offer is fair, from a financial point of view, to Noront shareholders (other than BHP Lonsdale and its affiliates).

•	Fully financed cash offer. The Offer is not subject to a financing condition. The Offeror will satisfy the funding requirements of the Offer from its cash resources.

Transaction details

The Offeror intends to formally commence the take-over bid by mailing a take-over bid circular to shareholders shortly after this announcement. The bid will initially be set to expire 105 days after commencement. Noront has agreed to issue a deposit period news release upon request from the Offeror to reduce the initial deposit period to as few as 35 days from commencement, a right which the Offeror currently intends to exercise. The Offeror will ensure that there remain at least 10 days prior to the end of the initial deposit period at such time as it exercises its right to shorten the initial deposit period.

The Board of Directors of Noront, acting on the recommendation of the Special Committee, and after evaluating the Offer in consultation with Noront’s legal and financial advisors, has determined that the Offer is fair, from a financial point of view, to Noront shareholders and in the best interests of Noront and Noront shareholders. As such, the Board of Directors of Noront is recommending that Noront shareholders tender their shares and accept the Offer.

The Offer is conditional upon, among other closing conditions, there having been deposited pursuant to the Offer and not withdrawn at the expiry of the initial deposit period more than 50% of the Noront common shares then outstanding, excluding the Noront common shares beneficially owned, or over which control or direction is exercised, by BHP Lonsdale, the Offeror and any other person acting jointly or in concert with the Offeror. BHP Lonsdale owns 21,659,385 Noront common shares, representing approximately 4.7% (or 3.7% on a fully diluted basis) of the outstanding common shares.

Shareholders holding an aggregate of 9.9% of the Noront common shares on a fully diluted basis, including certain Noront directors and senior management, have entered into lock-up agreements under which they have agreed to deposit their shares under the Offer.

The Support Agreement provides for, among other things, a non-solicitation covenant on the part of Noront (subject to customary fiduciary out provisions). The Support Agreement also provides the Offeror with a right to match any competing offer which the Noront Board of Directors determines to be a superior proposal.

The Offeror is entitled to a termination payment of C$13.0 million (equal to 4.0% of the total equity value of the transaction based on 100% of the fully diluted shares outstanding) if the Support Agreement is terminated in certain circumstances, including if Noront enters into an agreement with respect to a superior proposal, or if the Board of Directors of Noront withdraws or modifies its recommendation with respect to the Offer.

Fairness opinions

The Noront Board of Directors received a verbal opinion on July 26, 2021 from TD Securities Inc., Noront’s financial advisor, as to the fairness as of the date of such opinion, from a financial point of view, of the C$0.55 per share cash consideration offered pursuant to the Offer to holders of Noront common shares (other than BHP Lonsdale and its affiliates). This opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, which will be more fully described in the written opinion to be provided by TD Securities Inc. and included in the Noront directors’ circular.

The Noront Board of Directors and the Special Committee also received a verbal opinion on July 26, 2021 from Stifel, who is also acting as independent valuator engaged to prepare a formal valuation of Noront in connection with the proposed Wyloo offer, as to the fairness as of the date of such opinion, from a financial point of view, of the C$0.55 per share cash consideration offered pursuant to the Offer to holders of Noront common shares (other than BHP Lonsdale and its affiliates). This opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, which will be more fully described in the written long-form opinion to be provided by Stifel and included in the Noront directors’ circular.

Additional information regarding the Offer will be included in a take-over bid circular which will be mailed to Noront shareholders shortly, and in the Noront directors’ circular, which will be mailed to Noront shareholders no later than August 11, 2021. These materials, as well as the Support Agreement, will also be available under Noront’s profile on SEDAR at www.sedar.com, and on Noront’s website at www.norontresources.com.

How to tender your shares

Only those who tender their shares will receive the cash consideration of C$0.55 per share. To tender your shares today please visit www.noronttender.ca.

Shareholder type:	How do I tender my shares to the BHP Offer?

Beneficial

Most Noront shareholders are beneficial shareholders. This means your Noront shares are held through a broker, bank, or other financial intermediary, and you do not have a share certificate.

Contact your bank or your broker’s corporate actions department immediately and instruct them to tender your shares to the Offer.

Registered You hold your Noront shares directly and may have a share certificate.	Contact Kingsdale Advisors: Toll-free in North America: 1-866-581-0512 Outside of North America: 416-867-2272 Email: contactus@kingsdaleadvisors.com

Advisors

BMO Capital Markets is acting as financial advisor to BHP and Blake, Cassels & Graydon LLP is acting as legal counsel to BHP. Kingsdale Advisors is acting as strategic shareholder and communications advisor to BHP. TD Securities Inc. is acting as financial advisor, Bennett Jones LLP is acting as legal counsel and Longview Communications & Public Affairs is acting as communications advisor to Noront.

The Depositary and Information Agent for the Offer is Kingsdale Advisors. If you have any questions or require assistance with tendering to the Offer, please contact Kingsdale Advisors, by telephone toll-free in North America at 1- 866-581-0512 and at 1-416-867-2272 outside North America or by e-mail at contactus@kingsdaleadvisors.com.

About Noront Resources

Noront Resources Ltd. is focused on the development of its high-grade Eagle’s Nest nickel, copper, platinum and palladium deposit and the world class chromite deposits including Blackbird, Black Thor, and Big Daddy, all of which are located in the James Bay Lowlands of Ontario in an emerging metals camp known as the Ring of Fire. www.norontresources.com

About BHP

BHP is a world-leading global resources company. We extract and process minerals, oil and gas, with more than 80,000 employees and contractors, primarily in Australia and the Americas. Our products are sold worldwide, with sales and marketing led through Singapore and Houston, United States. Our global headquarters are in Melbourne, Australia. Our Potash head office is in Saskatoon and we are opening our head office for metals exploration in Toronto.

Our corporate purpose is to bring people and resources together to build a better world. Our strategy is to create value by growing our exposure to a portfolio of world-class, expandable assets in future-facing commodities. We create value for our stakeholders and the communities where we operate by focusing on safety, sustainability, innovation and exceptional performance. BHP has a track record in Canada of more than four decades with interests in potash, copper and nickel exploration, and joint ventures with a range of technology, low emissions and sustainability projects. BHP developed and operated the EKATI Diamond Mine in the Northwest Territories which operated with a strong focus on benefiting local communities, especially First Nations and Métis. Under BHP, EKATI’s spend with local northern and Indigenous suppliers was over 80% of the mine’s budget. BHP also initiated the first Opportunities Agreements with First Nations in the Potash industry in Saskatchewan, establishing agreements with six First Nations near the Jansen Project for wide-ranging mutual benefits, including education and training, employment and procurement. www.bhp.com

Contact details

Noront Resources

Media Relations	Investor Relations

Ian Hamilton Tel: +1 (905) 399 6591 ihamilton@longviewcomms.ca	Greg Rieveley Tel: +1 (416) 367 1444 greg.rieveley@norontresources.com

Janice Mandel Tel : +1 (647) 300 3853 janice.mandel@stringcom.com

BHP

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tara Dines Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	James Bell Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Brian Massey Tel: +1 713 296 7919 Mobile: +1 832 870 7677

Canada

Bronwyn Wilkinson Mobile: +1 604 340 8753

Forward looking statements

Certain statements contained in this press release contain “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information and statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

Forward-looking statements include, but are not limited to, statements regarding: the Offer, including the anticipated timing, mechanics, funding, completion, settlement, results and effects of the Offer; reasons to accept the Offer; and the value inherent in Noront’s portfolio of projects, including the Eagle’s Nest project.

Although the Offeror, BHP Lonsdale and Noront believe that the expectations reflected in such forward-looking information and statements are reasonable, such information and statements involve risks and uncertainties, and undue reliance should not be placed on such information and statements. Material factors or assumptions that were applied in formulating the forward-looking information contained herein include, without limitation, the expectations and beliefs of the Offeror and BHP Lonsdale that the Offer will be successful, that all required regulatory consents and approvals will be obtained and all other conditions to completion of the transaction will be satisfied or waived, and the ability to achieve goals. The Offeror, BHP Lonsdale and Noront caution that the foregoing list of material factors and assumptions is not exhaustive. Many of these assumptions are based on factors and events that are not within the control of the Offeror, BHP Lonsdale or Noront, and there is no assurance that they will prove correct. Consequently, there can be no assurance that the actual results or developments anticipated by the Offeror, BHP Lonsdale or Noront will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, Noront, the Offeror or BHP Lonsdale, or their respective future results and performance.

Forward-looking information and statements in this press release are based on the Offeror’s, BHP Lonsdale’s and Noront’s beliefs and opinions at the time the statements are made, and there should be no expectation that these forward-looking statements will be updated or supplemented as a result of new information, estimates or opinions, future events or results or otherwise, and the Offeror, BHP Lonsdale and Noront disavow and disclaim any obligation to do so except as required by applicable law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of the Offeror or any of its affiliates or Noront.

Neither the TSX Venture Exchange nor its Regulation Services Provided (as that term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: July 27, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary